Mail Stop 3561

May 29, 2008

By U.S. Mail and facsimile to (604) 685-5777

Edwin Molina
Chief Executive Officer and President
USA Video Interactive Corp.
8 West Main Street, Suite 3-13
Niantic, Connecticut 06357

> **Re:** **USA Video Interactive Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 8, 2008**
> **File No. 000-29651**

Dear Mr. Molina:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Item 1: Election of Directors, page 4

Director and Executive Compensation and other Transactions with Management, page 8

1. Please be aware that you must provide compensation disclosure in accordance with amended Item 402 of Regulation S-K. Please update the disclosure that appears here and elsewhere to reflect the implementation of the new disclosure requirements relating to executive and director compensation. For example, the summary compensation chart has been revised to include new columns, including a total compensation column. Please refer to Securities Act Release 8732A located on our website at www.sec.gov and revise as applicable.

Item 3: Increase in Authorized Share Capital, page 16

2. We note that you seek to amend your certificate of incorporation to increase your authorized shares of common stock to an unlimited amount. Please revise to discuss the reason why you believe such an extreme amount of shares is necessary; we note your indication that this will allow you greater flexibility but it's not clear why an increase to a lesser fixed number of shares wouldn't provide the same amount of flexibility. If the increase in authorized shares is to facilitate the acquisition of another company or assets, please expand your disclosure to discuss the terms of the acquisition. Alternatively, please state that you have no such plans, proposals, or arrangements at this time, written or otherwise, to issue any of the additional authorized shares of common stock.

3. Please also augment your disclosure to disclose that increasing the number of common stock shares could have the effect of delaying or preventing a change of control of you or management, and any other effects the proposed increase may have on current shareholders. Refer to SEC Release 34-15230.

Item 4: Change in Quorum requirements for Shareholder Meetings, page 17

4. We note your indication that Section 17-19-722(a) of the Wyoming Business Corporation Act provides for the ability to change your quorum requirements to at least 10% of the votes entitled to be cast. It appears, however, that this section is derived from the Wyoming Nonprofit Corporation Act, not the Wyoming Business Corporation Act. As you are not a nonprofit corporation, please tell us why you believe that this provision is applicable to you. If you believe that an equivalent provision exists in the Wyoming Business Corporation Act, please advise us of the applicable provision.

5. Assuming an applicable provision of the Wyoming Business Corporation Act would allow you to amend your quorum requirements to 10%, please advise shareholders that, for matters that require a majority of the votes cast in order to be approved, you will be able to approve these matters with only the votes cast by your officers and directors. Clearly explain to shareholders the ramifications of this provision. Also, tell us whether this will also require an amendment to your Bylaws, as Section 10.14 of your Bylaws would seem to require 25% of the voting rights to be present for purposes of establishing a quorum.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director